Free Writing Prospectus

(Supplementing Preliminary Prospectus filed February 3, 2006)

Filed pursuant to Rule 433

Registration Statement No. 333-131220

GRUPO AEROPORTUARIO DEL PACIFICO, S.A. DE C.V.

ANNOUNCES RECENT DEVELOPMENTS

Fourth Quarter Outlook

We continue to expect that our results of operations for 2005 will be in line with the estimates provided in the Preliminary Prospectus dated February 3, 2006.

Antitrust approval of sale of interest in Aeropuertos Mexicanos del Pacifico, S.A. de C.V.

As discussed in our Preliminary Prospectus dated February 3, 2006, Controladora Mexicana de Aeropuertos, S.A. de C.V. (“Controladora Mexicana”) recently acquired a 25.5% interest in our strategic shareholder, Aeropuertos Mexicanos del Pacifico, S.A. de C.V. (“AMP”), which holds series BB shares representing 15% of our capital stock. As a result of this acquisition, Controladora Mexicana currently serves as our Mexican partner pursuant to the guidelines relating to our privatization and the participation agreement setting forth the rights and obligations of the parties participating in the first phase of our privatization.

On February 15, 2006, Mexico’s Federal Competition Commission (Comision Federal de Competencia; the “Competition Commission”) approved Controladora Mexicana’s acquisition of its interest in AMP, subject to the subsequent disposition by the shareholders of Controladora Mexicana of any direct or indirect equity interest they hold in Grupo Mexicana de Aviacion, S.A. de C.V. and/or its subsidiaries (“Mexicana”), the owner of Mexicana and Click airlines. The Competition Commission required that the shareholders of Controladora Mexicana submit by March 17, 2006 a plan for their disposition of their equity interests in Mexicana, and that such disposition be completed within the three-month period immediately following the Competition Commission’s approval of such plan, which period may be extended for just cause at the discretion of the Competition Commission.

We understand that as of February 7, 2006, the shareholders of Controladora Mexicana held shares of Mexicana representing less than 10% of its outstanding capital stock, and that they have undertaken to sell these shares pursuant to letters filed with the Competition Commission.

In the event that the shareholders of Controladora Mexicana fail to satisfy the conditions imposed by the Competition Commission, they may be subject to fines and other sanctions and be required to transfer their holdings in AMP to a third party. Any such future transfer would require the consent of the Ministry of Communications and Transportation and the approval of the Competition Commission. We cannot assure you that any future change in AMP’s Mexican partner would not have a material adverse effect on us or on the price of our series B shares and ADSs.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.